Exhibit 99.2

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF EU REGULATION 596/2014.

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT.

1 June 2017

PLACING OF 286 MILLION ORDINARY SHARES IN BARCLAYS AFRICA GROUP LIMITED (“BAGL”)

Further to the announcement released on 31 May 2017, due to strong investor demand, Barclays has decided to increase the size of the placing (the “Placing”). Accordingly, pursuant to the Placing, Barclays has agreed to sell 285,691,979 ordinary shares2 in the capital of BAGL (the “Placing Shares”) (representing 33.7% of BAGL’s issued share capital) at a price of ZAR 132.0 per share, raising aggregate gross sale proceeds of approximately ZAR 37,711 million (£2,224 million1). The Placing is expected to result in a pro forma increase of approximately 27 basis points to the Group’s 31 March 2017 CET1 ratio, from 12.5%.

Following completion of the Placing, the Barclays group (the “Group”) will hold 139 million ordinary shares in BAGL (16.4% of BAGL’s issued share capital), of which 12.7 million ordinary shares will be contributed to a black economic empowerment scheme in due course, leaving a residual holding of approximately 15%. The Placing results in accounting deconsolidation of BAGL from the Group. It is estimated that, when full regulatory deconsolidation of BAGL from the Group is achieved, this will result in 73bps accretion to the Group’s CET1 ratio, including the increase resulting from the Placing.

Separation contributions equal to £0.8 billion, including the contribution to a black economic empowerment scheme, will be made following execution of the separation agreements and completion of the Placing. As a result of the Placing and related separation arrangements, the Group’s tangible net asset value would have increased by £0.2 billion pro-forma as at 31 March 2017.

Completion of the Placing and the associated accounting deconsolidation would result in an estimated loss of £1.2 billion, calculated pro forma on the 31 March 2017 financial statements (largely due to a loss of approximately £1.2 billion as a result of the recycling of currency translation reserve to the income statement, owing to the weakening of the Rand since initial consolidation of BAGL in 2005; the recycling of currency translation reserve will have no effect on the Group’s net asset value or CET1 ratio). The actual loss will be recognised in the income statement in Barclays Q2 2017 financial statements, presented within discontinued operations.

[1]	Exchange rate ZAR:GBP 16.953 as of 31 May 2017 (source: Bloomberg)
[2]	The 286 million Placing Shares figure includes the shares to be taken up by the Public Investment Corporation SOC Limited, subject to required regulatory approvals

All of the remaining ordinary shares in BAGL held by Barclays PLC or its subsidiaries (excluding the 1.5% which Barclays has agreed to contribute towards the establishment of a black economic empowerment scheme and any shares held by BAGL and its subsidiaries) not sold in the Placing are now subject to a lock-up restriction, which applies until 90 days after settlement. During this period, the lock-up restriction may be waived with the consent of the Co-Global Co-ordinators (such consent not to be unreasonably withheld or delayed).

The proceeds of the Placing are payable in cash on usual South African settlement terms, and settlement of the Placing is expected to occur on a T+3 basis on 6 June 2017, subject to the satisfaction or waiver of certain customary conditions. As previously announced, the Public Investment Corporation SOC Limited (“PIC”) has agreed to be an anchor investor in the Placing, however it requires certain regulatory approvals before it can take up its allocation of the Placing Shares. Delivery in respect of the Placing Shares to be taken up by PIC is expected to occur at a later date following receipt of the necessary regulatory approvals.

The net proceeds of the Placing will be used for general corporate purposes of the Group.

The appendix to this announcement contains certain additional information about BAGL.

IMPORTANT NOTICE

IN THIS ANNOUNCEMENT REFERENCES TO “BARCLAYS” ARE TO BARCLAYS BANK PLC IN ITS CAPACITY AS SELLER OF THE PLACING SHARES AND TO BARCLAYS PLC.

THIS MESSAGE AND THE INFORMATION CONTAINED HEREIN IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). ANY SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFER OF SECURITIES IS TO BE MADE IN THE UNITED STATES AND NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, AUSTRALIA OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF CANADIAN, AUSTRALIAN OR JAPANESE SECURITIES LAWS.

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT PERSONS WHO ARE (1) “QUALIFIED INVESTORS” WITHIN THE MEANING OF DIRECTIVE 2003/71/EC AND ANY RELEVANT IMPLEMENTING MEASURES (THE “PROSPECTUS DIRECTIVE”) AND (2) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”) OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC”) OF THE ORDER OR ARE PERSONS TO WHOM AN OFFER OF THE PLACING SHARES MAY OTHERWISE LAWFULLY BE MADE.

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING, NOR AN OFFER TO SELL OR TO SUBSCRIBE, NOR A SOLICITATION TO OFFER TO PURCHASE OR TO SUBSCRIBE FOR SECURITIES IN ANY JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY BARCLAYS OR ANY OF THE JOINT BOOKRUNNERS AND CO-BOOKRUNNERS FOR THE PLACING (THE “BANKS”) OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD, OR WHICH IS INTENDED TO, PERMIT A PUBLIC OFFER OF THE SECURITIES IN ANY JURISDICTION OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY BARCLAYS AND THE BANKS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY APPLICABLE RESTRICTIONS.

WITH RESPECT TO THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHICH HAVE IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH A “RELEVANT MEMBER STATE”), NO ACTION HAS BEEN UNDERTAKEN OR WILL BE UNDERTAKEN TO MAKE AN OFFER TO THE PUBLIC OF THE PLACING SHARES SOLD BY BARCLAYS REQUIRING A PUBLICATION OF A PROSPECTUS IN ANY RELEVANT MEMBER STATE. AS A CONSEQUENCE, THE PLACING SHARES MAY ONLY BE OFFERED OR SOLD IN ANY RELEVANT MEMBER STATE PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS DIRECTIVE.

NO PROSPECTUS OR OFFERING DOCUMENT HAS BEEN OR WILL BE PREPARED IN CONNECTION WITH THE PLACING. ANY INVESTMENT DECISION TO BUY SECURITIES IN THE PLACING MUST BE MADE SOLELY ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION. SUCH INFORMATION IS NOT THE RESPONSIBILITY OF AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ANY OF BARCLAYS OR THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES.

THE BANKS ARE AUTHORISED BY THE PRUDENTIAL REGULATORY AUTHORITY AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY AND PRUDENTIAL REGULATORY AUTHORITY, ARE ACTING FOR BARCLAYS ONLY IN CONNECTION WITH THE PLACING AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN BARCLAYS FOR PROVIDING THE PROTECTIONS OFFERED TO THE RESPECTIVE CLIENTS OF THE BANKS, NOR FOR PROVIDING ADVICE IN RELATION TO THE PLACING OR ANY MATTERS REFERRED TO IN THIS ANNOUNCEMENT.

THIS ANNOUNCEMENT HAS BEEN ISSUED ON BEHALF OF AND IS THE SOLE RESPONSIBILITY OF BARCLAYS. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES (EXCLUDING BARCLAYS) AS TO, OR IN RELATION TO, THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT OR ANY STATEMENT MADE IN CONNECTION WITH THE MATTERS REFERRED TO HEREIN, AND ANY LIABILITY (WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE) IS THEREFORE EXPRESSLY DISCLAIMED.

FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO THE BARCLAYS GROUP (THE “GROUP”). BARCLAYS CAUTIONS READERS THAT NO FORWARD-LOOKING STATEMENT IS A GUARANTEE OF FUTURE PERFORMANCE AND THAT ACTUAL RESULTS OR OTHER FINANCIAL CONDITION OR PERFORMANCE MEASURES COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE FACT THAT THEY DO NOT RELATE ONLY TO HISTORICAL OR CURRENT FACTS. FORWARD-LOOKING STATEMENTS SOMETIMES USE WORDS SUCH AS ‘MAY’, ‘WILL’, ‘SEEK’, ‘CONTINUE’, ‘AIM’, ‘ANTICIPATE’, ‘TARGET’, ‘PROJECTED’, ‘EXPECT’, ‘ESTIMATE’, ‘INTEND’, ‘PLAN’, ‘GOAL’, ‘BELIEVE’, ‘ACHIEVE’ OR OTHER WORDS OF SIMILAR MEANING. EXAMPLES OF FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE STATEMENTS IN RELATION TO THE EXPECTED PRO FORMA INCREASE IN THE 31 MARCH 2017 CET1 RATIO, ACCRETION TO THE GROUP’S CET1 RATIO AS A RESULT OF REGULATORY DECONSOLIDATION AND THE LONG-TERM TARGET SHAREHOLDING IN BAGL. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTY BECAUSE THEY RELATE TO FUTURE EVENTS AND CIRCUMSTANCES. THESE MAY BE AFFECTED BY CHANGES IN LEGISLATION, THE DEVELOPMENT OF STANDARDS AND INTERPRETATIONS UNDER IFRS, EVOLVING PRACTICES WITH REGARD TO THE INTERPRETATION AND APPLICATION OF ACCOUNTING AND REGULATORY STANDARDS, THE OUTCOME OF CURRENT AND FUTURE LEGAL PROCEEDINGS AND REGULATORY INVESTIGATIONS, FUTURE LEVELS OF CONDUCT PROVISIONS, FUTURE LEVELS OF NOTABLE ITEMS, THE POLICIES AND ACTIONS OF GOVERNMENTAL AND REGULATORY AUTHORITIES, GEOPOLITICAL RISKS AND THE IMPACT OF COMPETITION. IN ADDITION, FACTORS INCLUDING (BUT NOT LIMITED TO) THE FOLLOWING MAY HAVE AN EFFECT: CAPITAL, LEVERAGE AND OTHER REGULATORY RULES (INCLUDING WITH REGARD TO THE FUTURE STRUCTURE OF THE GROUP) APPLICABLE TO PAST, CURRENT AND FUTURE PERIODS; UK, US, AFRICA, EUROZONE AND GLOBAL MACROECONOMIC AND BUSINESS CONDITIONS; THE EFFECTS OF CONTINUED VOLATILITY IN CREDIT MARKETS; MARKET RELATED RISKS SUCH AS CHANGES IN INTEREST RATES AND FOREIGN EXCHANGE RATES; EFFECTS OF CHANGES IN VALUATION OF CREDIT MARKET EXPOSURES; CHANGES IN VALUATION OF ISSUED SECURITIES; VOLATILITY IN CAPITAL MARKETS, PARTICULARLY THOSE WITH SIGNIFICANT SOUTH AFRICAN EXPOSURE; THE ABILITY OF BARCLAYS TO SUCCESSFULLY DEPLOY THE PROCEEDS OF ANY SALES OF BAGL SHARES; CHANGES IN CREDIT RATINGS OF ANY ENTITIES WITHIN THE GROUP OR ANY SECURITIES ISSUED BY SUCH

ENTITIES; THE POTENTIAL FOR ONE OR MORE COUNTRIES EXITING THE EUROZONE; THE IMPLICATIONS OF THE RESULTS OF THE 23 JUNE 2016 REFERENDUM IN THE UNITED KINGDOM AND THE DISRUPTION THAT MAY RESULT IN THE UK AND GLOBALLY FROM THE WITHDRAWAL OF THE UNITED KINGDOM FROM THE EUROPEAN UNION; THE IMPLEMENTATION OF THE STRATEGIC COST PROGRAMME; AND THE SUCCESS OF FUTURE ACQUISITIONS, DISPOSALS AND OTHER STRATEGIC TRANSACTIONS. A NUMBER OF THESE INFLUENCES AND FACTORS ARE BEYOND THE GROUP’S CONTROL. AS A RESULT, THE GROUP’S ACTUAL FUTURE RESULTS, DIVIDEND PAYMENTS, AND CAPITAL AND LEVERAGE RATIOS MAY DIFFER MATERIALLY FROM THE PLANS, GOALS, EXPECTATIONS AND GUIDANCE SET FORTH IN THE GROUP’S FORWARD-LOOKING STATEMENTS. ADDITIONAL RISKS AND FACTORS WHICH MAY IMPACT THE GROUP’S FUTURE FINANCIAL CONDITION AND PERFORMANCE ARE IDENTIFIED IN OUR FILINGS WITH THE SEC INCLUDING OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 31 DECEMBER 2016 (2016 20-F), WHICH ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV; AND IN OUR ANNUAL REPORT FOR THE FISCAL YEAR ENDED 31 DECEMBER 2016, WHICH IS AVAILABLE ON THE BARCLAYS INVESTOR RELATIONS WEBSITE AT home.barclays/investorrelations

ANY FORWARD-LOOKING STATEMENTS MADE HEREIN SPEAK ONLY AS OF THE DATE THEY ARE MADE AND IT SHOULD NOT BE ASSUMED THAT THEY HAVE BEEN REVISED OR UPDATED IN THE LIGHT OF NEW INFORMATION OR FUTURE EVENTS. EXCEPT AS REQUIRED BY THE PRUDENTIAL REGULATION AUTHORITY, THE FINANCIAL CONDUCT AUTHORITY, THE LONDON STOCK EXCHANGE PLC (THE LSE) OR APPLICABLE LAW, BARCLAYS EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT ANY CHANGE IN BARCLAYS’ EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED. THE READER SHOULD, HOWEVER, CONSULT ANY ADDITIONAL DISCLOSURES THAT BARCLAYS HAS MADE OR MAY MAKE IN DOCUMENTS IT HAS PUBLISHED OR MAY PUBLISH VIA THE REGULATORY NEWS SERVICE OF THE LSE AND/OR HAS FILED OR MAY FILE WITH THE SEC, INCLUDING THE 2016 20-F.

Appendix

Information about BAGL

BAGL is a diversified financial services provider offering, in a number of countries in Africa, an integrated set of products and services across personal and business banking, credit cards, corporate and investment banking, wealth and investment management and insurance. BAGL is listed on the Johannesburg Stock Exchange.

As at 31 December 2016, BAGL had gross assets of approximately £64,960m3. BAGL’s profit before tax for the year ended 31 December 2016 was approximately £1,114m4.

Details of Key Individuals for BAGL

The directors of BAGL and their functions are as follows:

Wendy Lucas-Bull	Barclays Africa Group Chairman and Independent Non-executive Director
Maria Ramos	Chief Executive Officer
David Hodnett	Deputy Chief Executive Officer
Peter Matlare	Deputy Chief Executive Officer
Jason Quinn	Financial Director
Mark Merson	Non-executive Director
Ashok Vaswani	Non-executive Director
Daniel Hodge	Non-executive Director
Trevor Munday	Lead Independent Director
René van Wyk	Independent Non-executive Director
Alex Darko	Independent Non-executive Director
Colin Beggs	Independent Non-executive Director
Francis Okomo-Okello	Independent Non-executive Director
Mohamed Husain	Independent Non-executive Director
Paul O’Flaherty	Independent Non-executive Director
Yolanda Cuba	Independent Non-executive Director
Daisy Naidoo	Independent Non-executive Director

[3]	Exchange rate GBP:ZAR of 16.95 as of 31 December 2016 (source: Bloomberg)
[4]	Average exchange rate GBP:ZAR of 19.46 as of 31 December 2016 (source: Bloomberg)

BAGL is currently overseen by an Executive Committee comprising:

Maria Ramos	Chief Executive Officer
David Hodnett	Deputy Chief Executive Officer (South African operations) and Head: Retail and Business Bank
Peter Matlare	Deputy Chief Executive Officer (Rest of Africa operations)
Jason Quinn	Financial Director
Arrie Rautenbach	Chief Risk Officer
Bobby Malabie	Group Executive: Marketing and Corporate Relations
Charles Russon	Chief Operating Officer
Charles Wheeler	General Counsel
Nomkhita Nqweni	Chief Executive: Wealth, Investment Management and Insurance
Sarah Louw	Chief Executive: Human Resources
Yasmin Masithela	Head of Compliance